Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Kforce’s ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended December 31, (in thousands)
Computation of Earnings	2004	2005	2006	2007	2008
Pre-tax income (loss) from continuing operations	7,745	31,800	47,994	60,779	(87,193)
Add: Fixed charges	5,868	5,224	7,828	8,497	5,764
Add: Amortization of capitalized interest	—	—	—	46	115
Add: Distributed income of equity investees	—	—	—	—	—
Add: Share of pre-tax losses of equity investees	—	—	—	—	—
Less: Interest capitalized	—	—	240	312	26
Less: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total earnings (loss)	13,613	37,024	55,582	69,010	(81,340)

Computation of Fixed Charges
Interest expensed and capitalized	1,141	1,366	4,206	4,762	2,206
Amortized premiums, discounts and capitalized expenses related to indebtedness	335	288	74	153	151
Estimate of the interest within rental expense	4,392	3,570	3,548	3,582	3,407
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total fixed charges	5,868	5,224	7,828	8,497	5,764

Ratio of earnings to fixed charges	2.3	7.1	7.1	8.1	(1)(2)

(1)	During 2008, we recognized a goodwill and other intangible asset impairment charge of $129,409, which resulted in a pre-tax net loss from continuing operations for 2008.

(2)	Due to our losses in 2008, the coverage ratio was less than 1:1. We must have generated additional earnings before income taxes of $87,104 in 2008 to achieve a coverage ratio of 1:1.